UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-40613
CUSIP NUMBER
G85094111 (Units) G85094103 (Common Stock) G85094129 (Warrants)

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

StoneBridge Acquisition Corporation

Full Name of Registrant
N/A
Former Name if Applicable
One World Trade Center, Suite 8500
Address of Principal Executive Office (Street and Number)
New York, NY 10007
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

StoneBridge Acquisition Corporation, a Cayman Islands exempted company (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”), by the prescribed due date for the reasons described below.

The Company is reevaluating the classification of its Class A ordinary shares subject to possible redemption, which were issued in connection with the Company’s initial public offering and the exercise of the underwriter’s over-allotment. In particular, Accounting Standards Codification (“ASC”) 480-10-S99, Distinguishing Liabilities from Equity, requires ordinary shares with redemption features that are not solely within the Company’s control to be classified outside of permanent equity. The Company previously determined the Class A ordinary shares subject to possible redemption to be equal to the redemption value of $10.00 per Class A ordinary share while also taking into consideration the requirement in the Company’s amended and restated memorandum and articles of association that a redemption cannot result in the Company’s net tangible assets being less than $5,000,001.

In connection with the reevaluation, the Company anticipates that its Class A ordinary shares subject to possible redemption will be reclassified as temporary equity in their entirety. This anticipated reclassification would result in an adjustment to the initial carrying value of the Class A ordinary shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares. The Company also expects to revise its earnings per share (“EPS”) calculation to allocate net income (loss) evenly to Class A and Class B ordinary shares. The Company anticipates that the EPS presentation would contemplate a business combination as the most likely outcome, in which case, both classes of ordinary shares share pro rata in the net income (loss) of the Company. The Company, however, does not expect that such reclassification would change total assets, liabilities or operating results in any prior periods.

The Company is concurrently evaluating the materiality of the anticipated reclassification, revision to earnings per share and other related accounting matters in accordance with Staff Accounting Bulletin 99.

The Company is working diligently to complete the Q3 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Class A ordinary shares subject to possible redemption in accordance with ASC 480-10-S99, the Company is unable to complete and file the Q3 2021 Form 10-Q by the prescribed due date without unreasonable effort and expense. The Company plans to file the Q3 2021 Form 10-Q as soon as practicably possible.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bhargava Marepally	847	274-1891
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

StoneBridge Acquisition Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Bhargava Marepally
		Name:	Bhargava Marepally
		Title:	Chief Executive Officer and Director